Jefferies Commodity Investment Services, LLC
One Station Place
Three North
Stamford, CT 06902
(203) 708-6500

February 9, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Jefferies S&P 500 VIX Short-Term Futures ETF
Request to Withdraw Registration Statement on Form S-1 (RW) (SEC File No. 333-166283)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), Jefferies S&P 500 VIX Short-Term Futures ETF (the “Registrant”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (Reg. No. 333-166283), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2010.  The Registrant has determined not to pursue the registration and sale of the securities covered by the Registration Statement at this time. The Registrant believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no issuance, distribution or sale of the securities under the Registration Statement.

The Registrant understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (203) 708-6500.

Respectfully,

Jefferies S&P 500 VIX Short-Term Futures ETF

By:	Jefferies Commodity Investment Services, LLC, its Managing Owner
By: /s/ Adam C. DeChiara Name: Adam C. DeChiara Title: Co-President

By: /s/ Bradford L. Klein Name: Bradford L. Klein Title: Co-President